January 9, 2006

Joan Sullivan Garrett
Chief Executive Officer
MedAire, Inc.
80 E. Rio Salado Parkway, Suite 610
Tempe, Arizona

Re: MedAire, Inc.
Amendment No. 2 to Form 10
Filed on December 23, 2005
File No. 0-51555

Dear Ms. Garrett:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

1.   In the last paragraph on page 18, you state that you "paid MedCrew, LLC (49% owner) $1,000,000 and Joan Sullivan Garrett (5% owner) $102,041 in cash for services they had performed." Please revise your disclosure to provide further detail on the services that were performed.

2.   On page 48, you state that in "December 2003 [you] paid [your] CEO and
         Chairman, Ms. Joan Sullivan Garrett, $102,041 for her legal interest in MedSpace
         and to settle the management agreement." On pages 42 and F-33, you state that
         you paid Ms. Garret $102,041 for her interest in MedSpace. However, in this
         section you state that you paid Ms. Garrett $102,041 for the services she
         performed. Please reconcile these disclosures.

Contractual Obligations, page 30

3.   We note your response to comment 6. Please revise your contractual obligations
         table to include the salary amounts and benefits payable upon termination without
         cause in addition to the compensation required to be paid through the terms of the
         agreements. We note that Mr. Lara's agreement does not expire until 2007.

Risk Factors, page 30

A significant amount of our Common Stock is or may be controlled by individuals or
voting blocks, and the interests of such individuals or voting blocks could conflict with
those of the other shareholders, page 35

4.   On page 39, you state that you will "prepare and circulate consent resolutions for
         execution by shareholders that will elect a new slate of nine directors, six of
         whom shall be designees of Best Dynamic and three of whom shall be designees
         of Ms. Garrett, thus effecting a change of control of the Company." Please revise
         this risk factor to note the risk of control over your business by a subsidiary of
         your competitor International SOS.

Security Ownership of Certain Beneficial Owners and Management, page 37

5.   Please revise footnote (3) to clarify the relationship between Best Dynamic
         Services Limited and Bell Potter nominees LTD. Also, please disclose in the
         footnote that Best Dynamic Services is a wholly-owned subsidiary of
         International SOS.

Arrangements that May Result in a Change of Control of the Company, page 38

6.   Please revise the second bullet point on page 39 to explain the term "standstill"
         with respect to pending lawsuits. Disclose both the short-term and long-term
         effect of a standstill on pending and threatened matters.

7.   On page 39 you state that Ms. Garrett will continue as Chairman and be
         responsible for the representation and promotion of MedAire's brand and
         assisting in formulating the strategic vision of MedAire, but without the day-to-

day management responsibility. Please revise to note if she will retain her position as Chief Executive Officer.

Executive Compensation, page 42

8.   Please update your Summary Compensation Table to reflect amounts paid in 2005.

9.   On page 48, you state that in December 2003 you paid Ms. Garrett $102,041 for her interest in MedSpace. In this section, you state that in 2004 you paid Ms. Garret $102,041 for her interest in MedSpace. Please advise us as to the reason for the discrepancy in the payment date or revise as necessary.

Financial Statements for the years ended December 31, 2004, 2003, and 2002 and the nine months ended September 30, 2005 and 2004, pages F-2 – F-34

Consolidated Statements of Cash Flows, page F-8

10.   We note your response to comment 14. We do not understand why you have concluded that the revisions to the 2003 cash flow statement should be considered a reclassification rather than a correction of an error. Please advise us or revise to label the revised 2003 statement of cash flows as "restated" and explain the restatement in a separate footnote. Please also explain the restatement related to the cash flow presentation of the MedSpace acquisition in the footnotes. Refer to APB 20 and SFAS 154.

Note 7. Commitments and Contingencies, page F-19 – F-20

11.   We note your response to comment 16. We are still unclear how in July of 2003, which was within the allocation period referenced in SFAS 141, you were unable to reasonably estimate a fair value for the mining rights in light of the fact that you were able to sell these rights to a third party in November of 2003 and considering the significant portion of the purchase price allocated to goodwill. Additionally, we are still unclear whether the sale of the rights occurred within the allocation period referenced above. Please revise your financial statements to allocate the purchase price to these rights based upon their fair value or advise us.

Note 9. Segment Reporting, pages F-21 – F-24

12.   We note your response to comment 18. We re-issue our previous comment. We are still unclear why you did not perform an impairment analysis on the long-lived assets of the Global Doctor segment in light of the possible sale of this segment and the pre-tax losses previously mentioned. The fact that goodwill was

not impaired is not a sufficient reason for not performing an impairment analysis on the long lived assets. Reference is made to paragraph 8 of SFAS 144.

Note 14. Acquisitions and Dispositions, pages F-29 – F-31

13.   We note your response to comment 20. Please revise your disclosure to clearly identify the value of the stock options issued in conjunction with this acquisition. In addition, please disclose the grantees and terms of the options issued. Explain to us your basis for accounting for these options as additional purchase price rather than deferred compensation.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Matthew Maulbeck, Accountant, at (202) 551-3466 or Stephen Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Tom Curzon, Esq. (*via facsimile*)